SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             CRYOPAK INDUSTRIES INC.
                             -----------------------
                               (Registrant's Name)

              1120-625 Howe Street, Vancouver, B.C. Canada V6C 2T6
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F X Form 40-F _____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                             Cryopak Industries Inc.

     Cryopak Industries Inc. announced,  effective  immediately,  that they have changed auditors. The new auditors for the company are Dale Matheson Carr-Hilton, #1700 - 1140 W. Pender Street, Vancouver, B.C., V6E 4G1 Canada, telephone number (604)687-4747, facsimile (604)687-4216.